SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                     BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:

   THE RANK GROUP PLC

2. NAME OF SCHEME:

   THE RANK ORGANISATION & RANK GROUP EXECUTIVE SHARE OPTION SCHEMES

3. PERIOD OF RETURN:     FROM: 1 APRIL 2005      TO: 30 SEPTEMBER 2005



4. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:

   3,729,184 ORDINARY SHARES OF 10p EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:

   692,544 ORDINARY SHARES OF 10p EACH

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:

   3,036,640 ORDINARY SHARES OF 10p EACH

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   ORIGINAL LISTING: 11,000,000 ORDINARY SHARES OF 10p EACH ON 9 OCTOBER 1996 (LISTING REFERENCE A/4064/1996)

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

625,472,232 ORDINARY SHARES OF 10p EACH

CONTACT FOR QUERIES

NAME:          CLARE DUFFILL

TELEPHONE:     020 7535 8133

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:  THE RANK GROUP PLC



2. NAME OF SCHEME:   THE RANK ORGANISATION OVERSEAS EXECUTIVE SHARE OPTION PLAN



3. PERIOD OF RETURN:  FROM: 1 APRIL 2005  TO:  30 SEPTEMBER 2005



4. NUMBER AND CLASS OF SHARE(S)           1,564,038 ORDINARY SHARES OF 10P EACH
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED       NIL
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET           1,564,038 ORDINARY SHARES OF 10P EACH
   ISSUED/ALLOTTED AT END OF PERIOD:



7. NUMBER AND CLASS OF SHARE(S)           ORIGINAL LISTING: 2,000,000 ORDINARY
   (AMOUNT OF STOCK/DEBT SECURITIES)      SHARES OF 10P EACH ON 9 OCTOBER 1996
   ORIGINALLY LISTED AND THE DATE OF      (LISTING REFERENCE A/4064/1996)
   ADMISSION:


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

625,472,232 ORDINARY SHARES OF 10P EACH

CONTACT FOR QUERIES

NAME:                CLARE DUFFILL

TELEPHONE:           020 7535 8133

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:

   THE RANK GROUP PLC


2. NAME OF SCHEME:

   THE RANK GROUP SHARE SAVINGS SCHEMES


3. PERIOD OF RETURN:     FROM:            TO:

                         1 APRIL 2005     30 SEPETMBER 2005


4. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:

   1,755,661 ORDINARY SHARES OF 10P EACH


5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:

   408,677 ORDINARY SHARES OF 10P EACH


6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:

   1,346,984 ORDINARY SHARES OF 10P EACH


7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   ORIGINAL LISTING: 2,000,000 ORDINARY SHARES OF 10P EACH ON 9 OCTOBER 1996 (LISTING REFERENCE A/4064/1996) AND 5,000,000 ORDINARY SHARES OF 10P EACH ON 17 JUNE 2002


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

   625,472,232 ORDINARY SHARES OF 10P EACH

CONTACT FOR QUERIES

NAME:                              CLARE DUFFILL

TELEPHONE:                         020 7535 8133

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  21 November 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary